20008588

UNITEDSTATES
ITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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MAR 02 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIMON MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 25th Street
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timur Kocaoglu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIMON MARKETS, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELEINE JOAN DOWLING
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DO6390146
Qualified in New York County
My Commission Expires 04-08-2023

Notary Public

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIMON MARKETS LLC

Statement of Financial Condition as of December 31, 2019
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

SIMON MARKETS LLC

Table of Contents

Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Management of SIMON Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SIMON Markets LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

February 28, 2020

SIMON MARKETS LLC

Statement of Financial Condition
As of December 31, 2019

ASSETS

Cash and cash equivalents	$	18,050,812
Accounts receivable		3,090,851
Dividend receivable		21,842
Prepaid expenses		316,061
Furniture and equipment, net of accumulated depreciation of $131,703		277,615
Security deposit		75,343
Right of use asset		595,544
TOTAL ASSETS	$	22,428,068

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	3,091,158
Accrued compensation		4,315,548
Operating lease liability		595,544
TOTAL LIABILITIES		8,002,250
MEMBER'S EQUITY		14,425,818
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	22,428,068

See Notes to Accompanying Statement of Financial Condition.

1. Organization and Nature of Business

SIMON Markets LLC (the "Company") was organized as a limited liability company on August 8, 2017 under the laws of the State of Delaware. Effective June 20, 2018, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As of December 31, 2019 the Company has 200 units issued and outstanding. The Company is owned 99% by SIMON Group LLC (the "Member") and is owned 1% by SIMON Subco LLC, an affiliated entity, and operates from its offices in New York City and Birmingham, Alabama. The Company's business currently consists of connecting issuers of structured notes and structured CDs to networks of financial advisors at independent broker-dealers, through the Company's online platform that provides investors with education, analytics, transaction management, and marketplace capabilities for structured products across multiple issuers. The Company currently has agreements in place with fifteen issuers of structured products and intends to contract with additional issuers over time.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and cash sweep accounts held at one financial institution.

The Company's cash and cash equivalents are held principally at one financial institution. The Company has not experienced any loss in such accounts and does not believe there to be any significant credit risk with respect to those deposits.

c) Accounts Receivable
The Company provides services directly to customers and charges each issuer a monthly platform fee based on the notional amount of structured products issued by the issuer. The Company's accounts receivable, net, was $3,090,851 as of December 31, 2019, of which $1,692,439 was collected in January 2020. In connection with the new FASB Accounting Standards Codification ("ASC") 326 regarding credit losses, effective January 1, 2020, Management has assessed various factors surrounding the Company's receivables, including their short-term nature, creditworthiness of customers, lack of historical loss and positive track record of collectability. As a result of our assessment, Management has determined the risk of loss on customer accounts receivable to be remote and the amount at risk of loss to be immaterial. As of December 31, 2019, the Company has not booked an allowance for doubtful accounts to cover receivables that may be deemed uncollectible, and there has not been any impairment loss incurred during the year. The Company monitors the aging of accounts receivable and will continue to take actions to reduce exposure to credit losses.

d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e) Prepaid expenses
The Company, under its prepaid expense policy, will record all expenses $1,500 or greater which are paid prior to the related services rendered as prepaid expenses. The balance will be recognized on a straight-line basis over the relevant service period applicable to the services rendered. As of December 31, 2019, the company recorded an asset of $316,061 for expenses which were prepaid for services which had not yet been rendered..

f) Furniture and Equipment
The Company, under its capitalization policy, will capitalize any property, plant or equipment having a cost of $2,500 or greater. All items below this threshold are to be expensed when purchased. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. For the period ended December 31, 2019, the Company capitalized $198,427 in costs related to the purchase of computer and office equipment, which is included in the Furniture and Equipment balance at December 31, 2019.

Furniture and equipment consisted of the following as of December 31, 2019:

		Amount	Useful Life
Furniture and equipment	$	409,318	3 years
Sub-Total		409,318	
Less: Accumulated depreciation		(131,703)	
Furniture and Equipment, net	$	277,615	

g) Income Tax
The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions are evaluated utilizing a two-step process. The Company first determines whether any of its tax positions are more likely than not to be sustained upon examination, based solely on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company records interest expense and penalties related to tax expenses as income tax expense.

Non-income based taxes are recorded as part of other liabilities and other expenses.

3. Related Party Transactions

The Company has an expense sharing agreement in place with its affiliate SIMON Technologies LLC ("TechCo"), through which TechCo provides the Company with third-party vendor services that TechCo has engaged. As per this agreement, for any services provided, the Company pays for the service (either to TechCo or directly to the relevant vendor), maintains copies of each vendor contract and invoice paid, and reflects such obligations within relevant line items on financial reports filed by the Company.

The Company has an expense sharing agreement and an insurance networking agreement in place with SIMON Annuities and Insurance Services LLC ("SIMON AIS"), an affiliated entity. As per the agreements, SIMON AIS will act as a licensed insurance agency in connection with the inclusion of insurance-related products, such as variable and registered index-linked annuity contracts, on the SIMON platform.

Six of the issuers on the SIMON platform have affiliates that hold ownership stakes in the Member. As such, these six issuers are considered related parties. As customers, these six issuers transact with the Company on a monthly basis and pay a platform fee calculated based on the volume of structured products that were issued on the transaction date, using the same fee structure applied to all other issuers.

The Company has an agreement in place with Goldman Sachs & Co. LLC ("GS"), through which GS provides certain technology and support services for the Company to allow for a technology transition and separation from GS. The Company pays fees to GS based on estimated costs for replacement vendors and a contractual license fee for access to and use of certain aspects of the GS technology environment.

There was no intercompany receivable / payable balance as of December 31, 2019.

4. Commitments and Contingencies

The Company leases office space in New York, NY pursuant to an operating lease expiring July 31, 2020 and in Birmingham, AL pursuant to an operating lease expiring May 31, 2021. The future minimum rental commitments through termination are as follows:

Year Ended December 31	New York City	Birmingham	Total Commitments
#	$ 562,363	$ 34,530	596,893
#	-	14,522	14,522
	$ 562,363	$ 49,052	$ 611,415

In connection with the new FASB standard 842 regarding leases, effective January 1, 2019, the Company recorded a right of use asset for the New York City lease in the amount of approximately $1,400,000, offset by a liability in the amount of approximately $1,400,000 on January 1, 2019, calculated using a discount rate of 2.68%. Upon execution of the Birmingham lease during 2019, the Company recorded a right of use asset in the amount of approximately $66,000, offset by a liability in the amount of approximately $66,000, calculated using a discount rate of 1.92%. As of December 31, 2019, the right of use asset and offsetting liability on the Company's balance sheet were $547,685 for the New York City lease and $47,859 for the Birmingham lease. There will be no impact to the Company's net capital, as the right of use asset will be allowable to the extent there is an offsetting lease obligation. As of December 31, 2019, the weighted average remaining lease term on all outstanding leases is 0.65 years.

5. Income Taxes

As a multi-member limited liability company, the Company has elected to be treated as a Partnership for U.S. tax purposes. As a Partnership for U.S. tax purposes, the Company is not subject to federal and most state and local taxes as income is passed through to partners. There are exceptions for certain type entity level taxes, the only material of which is the New York City ("NYC") Unincorporated Business Tax ("UBT"). The Company has no net tax provision due to their loss position and a full valuation allowance on deferred tax assets.

The Company's effective tax rate of 0% differs from the NYC UBT statutory rate of 4% primarily due to apportionment percentages and the maintenance of a full valuation allowance on deferred tax assets.

The Company has a net deferred tax asset of approximately $736,000, which is primarily related to NYC net operating losses ("NOL"), accrued bonuses and intangibles, among other miscellaneous items. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A full valuation allowance has been provided as it is more likely than not that all of the deferred tax asset will not be realized.

As of December 31, 2019, the Company has stand-alone NOL carryforwards for NYC UBT in the amount of $11,146,467. The NYC UBT NOL rules follow the NOL Rules for federal income tax purposes as amended by the Tax Cuts and Jobs Act of 2017 ("TCJA"). These NOLs are no longer set to expire and may be carried forward indefinitely according to the TCJA; however, each year's NOL deduction will be limited to 80% of the UBT taxable income without regard to the NOL deduction. Realization of these losses is dependent on generating sufficient taxable income. A full valuation allowance was recorded as Management currently believes that it is more likely than not that none of the deferred tax asset will be realized.

As of December 31, 2019, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company will be filing its second tax return during 2020 for tax year December 31, 2019. As a result, all of the Company's prior year activities remain subject to examination. The Company does not currently have any open tax years under examination.

6. Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Cash Equivalents. Cash equivalents are highly liquid money market funds that invest in US Treasuries and are valued based on quoted net asset values, which approximate fair value. Valuation adjustments are not applied. Accordingly, cash equivalents are categorized in level 1 of the fair value hierarchy.

Fair Value Measurements on a Recurring Basis
As of December 31, 2019

Assets		Level 1	Level 2	Level 3		Total
Cash equivalents	$	17,746,367	-	-	$	17,746,367

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Net capital changes from moment to moment. The Company has elected to compute net capital utilizing the alternative method. As such, the Company is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debits in the customer reserve formula. The Company does not hold any customer funds so the firm is only required to maintain the $250,000 statutory minimum at all times. At December 31, 2019, the Company had net capital of $11,785,021, which was $11,535,021 in excess of its required net capital of $250,000.

8. Member's Equity

Contributions of capital are recognized when received. During the period the Company received $1,037,827 in capital contributions from SIMON Group LLC through equity grants by the Member to employees of the Company. Furthermore, during the year, the Company did not issue any units and no cash was received in connection with capital contributions or employee grants. Distributions of cash or other assets to each member shall be made at the times and in the aggregate amounts determined by SIMON Group LLC in its sole discretion. There are no dividend and liquidation preferences, participation rights, or any other special features related to these units. One or more additional members of the Company may be admitted to the Company with the consent of the original members.

In December 2018, the Member approved the SIMON Group LLC 2018 Profits Interest Plan (the "2018 Plan"). The 2018 Plan provides for the grant of various stock-based incentive awards to selected employees of the Member and its subsidiaries. The types of awards that may be granted under the 2018 Plan are profits interest units ("PIUs") for which the Member has reserved a total of 476,224 Series C Interests pursuant to the 2018 Plan, subject to achievement of certain revenue milestones, as defined in the 2018 Plan.

Beginning in December 2018 and on a continuing basis, the Member issued Series C Interests to employees of the Company. Pursuant to ASC 718, employees of the Company are issued equity interests in the Member, with no consideration provided by the Company to the Member for the awards, therefore the value of the awards granted are considered a capital contribution from the Member to the Company. Accordingly, the Company will record the relevant capital contribution received and equity compensation expense incurred during the period.

The following table summarizes by grant period the number of PIUs granted by the Member to Company employees during 2018 and 2019 as well as the estimated fair value of such grants as of the respective grant dates:

Grant Date	Grant Type	Number of Units Issued	Fair Value of Units Granted
11-Dec-18	Series C-1	257,721	$3,935,404
11-Dec-18	Series C-2	24,512	$354,927
20-Mar-19	Series C-2	15,407	$223,097
12-Jun-19	Series C-2	13,867	$239,198
11-Nov-19	Series C-2	7,003	$120,807

The following table summarizes the PIU activity for the year:

	Series C-1		Series C-2	
	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value
Nonvested at Jan 1, 2019	257,721	$15.27 / unit	24,512	$14.48 / unit
Granted in 2019	-	-	36,277	$16.07 / unit
Vested during 2019	62,154	$15.27 / unit	6,128	$14.48 / unit
Forfeited during 2019	9,104	$15.27 / unit	4,202	$14.48 / unit
Nonvested at Dec 31, 2019	186,463	$15.27 / unit	50,549	$15.63 / unit

The Company recognizes share-based compensation expense for equity awards based on the estimated fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period, subject to cliff vesting for the first 12 months of service. All Series C PIUs issued by the Member generally vest at the rate of 25% of units on the first anniversary of the date of grant and the remaining 75% of units in equal monthly installments over the following 36 months. Forfeitures are accounted for as they occur.

As there is no public market for the units, the estimated fair value of the units was supported by third-party valuations based on inputs of objective and subjective factors that management believes to be relevant. Third-party analyses resulted in valuations of $15.27 and $14.48 per unit for the Series C-1 and C 2 PIUs, respectively, that were granted in December 2018 and March 2019. Third-party valuations resulted in a fair value of $18.42 and $17.25 per unit for the Series C-1 and C-2 PIUs, respectively, which were used for any applicable grants made in June and November 2019. These third-party valuations were performed in accordance with the guidance outlined in the AICPA's Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The third-party valuations of the PIUs were determined through applying the option pricing method to the valuation of the class C-1 and class C-2 units. The option pricing method entails allocating the total shareholders' equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option pricing model is employed to value the options, with an option term assumption consistent with management's expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term. The differential in value between each successive option represents the value of that tranche, which is then allocated to all the share classes based on their percentage ownership claim at that level of value.

Assumptions in the model include the following:

	Range of Inputs	
Unobservable Inputs	Dec 11, 2018	Nov 30, 2019
Option Term	4 years	3 years
Risk-free rate	2.77%	1.61%
Volatility	44.00%	41.60%
Marketability Discount	30.00%	25.00%

The assumptions underlying these valuations represented management's best estimates, which involved inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes changed and management used significantly different assumptions or estimates, share-based compensation expense could have been materially different.

9. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through February 28, 2020, the date the audited financial statements were issued. No recordable or disclosable events occurred through this date.